

Mail Stop 3720

March 17, 2011

Mr. Michael J. Van Handel
Executive Vice President and Chief Financial Officer
Manpower, Inc.
100 Manpower Place
Milwaukee, WI 53212

RE: **Manpower, Inc**.
             Form 10-K for the year ended December 31, 2010
             Filed February 24, 2011
             File No. 1-10686

Dear Mr. Van Handel:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosures.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Management's Discussion & Analysis of Financial Condition and Results of Operations

Cash Sources and Uses, page 30

1.   On page 30, you state that as of December 31, 2010 you have identified
approximately $330 million of non-U.S. funds that will likely be repatriated, the
majority of which is related to Manpower France. In this regard, you have
provided for deferred taxes related to those foreign earnings not considered to be
permanently invested. We note from your tax footnote disclosures on page 61,
that you have not provided U.S. income taxes and non-U.S. withholding taxes on
$468 million of unremitted earnings of non-U.S. subsidiaries that are considered
to be permanently reinvested. In your discussion of cash sources and uses, you
indicate that you may repatriate additional funds in the future as cash needs arise.
Therefore, please tell us tell us how you analyzed the need for enhanced
disclosures to discuss the potential tax impact associated with the possible
repatriation of these unremitted earnings of your foreign subsidiaries. We refer
you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Financial Statements

Note 13. Contingencies, page 71

2.   We note that you are involved in a number of lawsuits arising in the ordinary
course of business which will not, in the opinion of management, have a material
effect on your results of operations, financial position or cash flows. Please tell us
how you have complied with ASC 450 from both a recognition and disclosure
perspective. Specifically, please tell us how you considered the provisions of
ASC 450-20-50-3, which requires companies to disclose the amount or range of
reasonably possible losses.

        You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or
Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions
regarding comments on the financial statements and related matters. Please contact me at
(202) 551-3810 with any other questions.

                                                        Sincerely,

                                                        /s/Larry Spirgel
                                                        Assistant Director